Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 10, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

DISCLOSURE OF TRADING IN OWN SHARES

Name : TECHNIP
Disclosure of trading in own shares from October 2, 2006 to October 6, 2006.

	Purchase/Sale	Number of shares (1)	Weighted Average Price (in euros)	Amount (in euros)
October 2, 2006	Purchase	100,000	44.864	4,486,400
October 3, 2006	Purchase	150,000	42.974	6,446,100
October 4, 2006	Purchase	100,000	42.713	4,271,250
October 5, 2006	Purchase	100,000	42.776	4,277,600
October 6, 2006	Purchase	100,000	42.502	4,250,200

Week from October 2, 2006 to October 6, 2006		550,000		23,731,550
(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: October 10, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control